SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported) – **March 10, 2006**

ALLETE, Inc.
(Exact name of registrant as specified in its charter)

Minnesota	**1-3548**	**41-0418150**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

30 West Superior Street
Duluth, Minnesota 55802-2093
(Address of principal executive offices, including zip code)

(218) 279-5000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

SECTION 7 – REGULATION FD

Item 7.01 Regulation FD Disclosure

ALLETE, Inc. adjusted its interactive graphic website financial information to reflect the December 30, 2005, sale of its telecommunications subsidiary, Enventis Telecom, Inc. to Hickory Tech Corporation, as discontinued operations in prior periods.

The following shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

| | For the Quarter Ended | | | | Full |
	Mar. 31	Jun. 30	Sept. 30	Dec. 31	Year
Millions Except Per Share Amounts					
Operating Revenue from Continuing Operations					
2005	$193.3	$174.4	$177.4	$192.3	$737.4
2004	$198.0	$170.4	$166.9	$168.8	$704.1
2003	$175.8	$163.4	$162.4	$158.0	$659.6
2002	$146.4	$146.9	$165.3	$157.9	$616.5
Operating Expenses from Continuing Operations					
2005	$152.2	$230.4	$144.7	$165.0	$692.3
2004	$153.8	$151.8	$144.4	$153.2	$603.2
2003	$148.3	$142.3	$132.1	$139.2	$561.9
2002	$124.4	$130.8	$133.3	$147.7	$536.2
Income (Loss) from Continuing Operations					
Before Change in Accounting Principle					
2005 *	$17.4	$(39.8)	$15.8	$24.2	$17.6
2004	$21.4	$2.0	$(1.0)	$16.1	$38.5
2003	$11.4	$3.1	$10.6	$4.1	$29.2
2002	$8.7	$4.0	$13.1	$(1.2)	$24.6
Income (Loss) from Discontinued Operations					
2005	$0.0	$(0.5)	$(0.6)	$(3.2)	$(4.3)
2004	$31.3	$34.7	$14.1	$(6.4)	$73.7
2003	$32.9	$41.3	$37.0	$96.0	$207.2
2002	$26.5	$34.8	$32.0	$19.3	$112.6
Earnings (Loss) Per Share Diluted - Continuing Operations					
Before Change in Accounting Principle					
2005 *	$0.64	$(1.46)	$0.58	$0.88	$0.64
2004	$0.76	$0.06	$(0.03)	$0.56	$1.35
2003	$0.42	$0.11	$0.38	$0.14	$1.05
2002	$0.33	$0.14	$0.48	$(0.04)	$0.91
Earnings (Loss) Per Share Diluted - Discontinued Operations					
2005	$0.00	$(0.02)	$(0.02)	$(0.12)	$(0.16)
2004	$1.10	$1.23	$0.48	$(0.22)	$2.59
2003	$1.19	$1.50	$1.33	$3.45	$7.47
2002	$0.98	$1.28	$1.17	$0.70	$4.13

* Included a $50.4 million, or $1.84 per share, after-tax charge related to the assignment of the Kendall County power purchase agreement to Constellation Energy Commodities Group, Inc. in the second quarter of 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ALLETE, Inc.

March 10, 2006

/s/ James K. Vizanko

James K. Vizanko
Senior Vice President and Chief Financial Officer